

April 20, 2021

Kevin Ali
Chief Executive Officer
Organon & Co.
30 Hudson Street
Jersey City, NJ 07302

   Re: Organon & Co.
     Amendment No. 1 to Form 10-12B
     Filed April 14, 2021
     File No. 001-40235

Dear Mr. Ali:

  We have reviewed your filing and have the following comment.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response, we may have additional comments.

Amendment to Form 10-12B

Notes to Combined Financial Statements
18. Subsequent Events, page F-38

1. We note your disclosure on page 24 that in March 2021 Merck announced the signing of a definitive agreement for you to acquire Alydia Health, which is a commercial-stage medical device company. Please revise your discussion of subsequent events to disclose this transaction. Please also tell us whether this transaction has an impact on your pro forma financial information. In this regard, we note that a Merck news release dated March 30, 2021 indicates that a portion of the acquisition consideration will be paid prior to completion of the spin-off.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Scarazzo, Esq.